GrowFlow Corp.

620 5th Avenue W. #304

Seattle, Washington 98119

(206) 494-4689

July 9, 2019

Via EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Edwin Kim, Staff Attorney

Re:	GrowFlow Corp.
Request for Withdrawal of Registration Statement on Form S-1
Filed October 5, 2018
File No. 333-227734

Dear Mr. Kim:

Pursuant to Securities and Exchange Commission Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrowFlow Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-227734), together with Amendment No. 1 (filed on February 14, 2019) and all exhibits thereto (collectively, the “Registration Statement”) initially filed with the Commission on October 5, 2018. This application is being made because the Company is presently reconstituting its board of directors and desires to delay any registration process until the new board of directors is in place and has the opportunity to evaluate the status of the Company.

The Company confirms that the Registration Statement has not been declared effective by the Commission; no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Clifford J. Hunt, Esquire at (727) 471-0444 of Law Office of Clifford J. Hunt, P.A.

Sincerely,

GrowFlow Corp.

By: /s/: Rufus Casey
Name: Rufus Casey
Title: Chief Executive Officer